Exhibit 99.3

June 28, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Changes in Officers and Representatives of Overseas Subsidiaries

Pepper Food Service Co., Ltd. (“PFS”) hereby announces the following changes in its officers and representatives of foreign subsidiaries, as decided at the meeting of the Board of Directors held on June 28, 2019.

1. Changes in Officers (as of July 1, 2019)

Name	New title(s)	Previous title(s)
Hideki Kawano	Director, Corporate Planning Promotion Office, PFS	Director, PFS and Kuni’s Corporation President

2. Changes in Representatives of Overseas Subsidiaries (as of July 1, 2019)

Name	New title(s)	Previous title(s)
Miyabi Kawai	Manager, Personnel Planning Department, PFS Management Division and Kuni’s Corporation President	Manager, Personnel Planning Department, PFS Management Division and Kuni’s Corporation Manager